March 21, 2025

Naveen Krishnarao Kulkarni
Chief Executive Officer and President
Quantumzyme Corp.
15656 Bernardo Center Drive Suite 801
San Diego, CA 92127

       Re: Quantumzyme Corp.
           Amendment No. 1 to Registration Statement on Form 10-12G Filed March 10, 2025
           File No. 000-56725
Dear Naveen Krishnarao Kulkarni:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-12G, filed March 10, 2025
Item 1. Description of Business, page 4

1. We note your revisions in response to prior comments 2 and 3. We note your disclosure that "commercialization of your enzyme will be by and through third party manufacturers, who will ultimately supply the product to the consumer, such manufacturers will be required to comply with required all governmental regulatory issues, including the FDA and similar governmental agencies." We also note that you state "initially" you will not be subject to any regulatory or compliance issues. Please revise to clarify if regulatory approval will be needed by the Company or any third party. If so, please briefly describe the regulatory approval process that your products will need to complete, including any review required by regulators for enzymes used in biopharmaceutical applications.
2. We note your statement on page 4: "As of the date hereof, we have engineered our first product, which is an enzyme for use in pharmaceutical API production of
       Ibuprofen. Specifically, our initial product is targeted at select pharmaceutical
 March 21, 2025
Page 2

       companies who produce generic drugs." We also note your statement on page 17: "We anticipate that we will file and prosecute patent applications and endeavor to maintain trade secrets in an ongoing effort to protect our intellectual property rights as we move the business forward." Please revise to state whether you have patent protection for your first product or any other products. If so, for each material patent please provide
       (i) the type of patent protection, (ii) the product the patent relates to, (iii) whether such patent is owned or licensed, (iv) the jurisdiction and (v) the expiration date.
Item 1A. Risk Factors, page 14

3. We note your revisions in response to prior comment 4 that you pay for the use of testing facilities on an as needed basis, with no formal written agreement in place.
       Please also provide a separate risk factor regarding the risks associated with conducting all of your testing in these off-site locations with no formal agreements.
4. We note that you only have one employee. Please revise to describe how you plan to accomplish your business objectives in the near-term through the efforts of your one employee, noting whether you intend to hire independent contractors or other employees. Please include risk factor disclosure regarding the risks of employing only one employee.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 22

5. We note your statement on page 23: "Conversion of the Series A and Series B Shares is voluntary at the discretion of the holder and the Series A and Series B Preferred
       Stock carry other rights, preferences, and privileges customary with series of preferred stock of this nature." We also note that your controlling stockholder, who is also your
       CEO and President, currently holds all outstanding preferred stock. Please revise to describe the rights, preferences and privileges of your preferred stock. Refer to Item
       202(a)(4) of Regulation S-K.
Exhibits

6.     We note your response to prior comment 11. It appears that the Asset
Purchase
       Agreement shown in the Exhibit Index as Exhibit 10.1 links to the Employment
       Agreement filed as Exhibit 10.2. Please revise or advise.
 March 21, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Margaret Sawicki at 202-551-
7153 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Jessica Lockett, Esq.